TRIUMPH GROUP, INC.

1550 Liberty Ridge Drive, Suite 100

Wayne, Pennsylvania  19087

December 14, 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Triumph Group, Inc. Registration Statement on Form S-3 (File No. 333-139287) Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Triumph Group, Inc. (“Triumph”) hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-139287), together with all exhibits thereto (collectively, the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2006.

Triumph requests this withdrawal because the printer submitting the filing used an erroneous EDGAR submission type (S-3 instead of S-3ASR).  Triumph intends to refile the Registration Statement shortly using the correct EDGAR submission type for this filing.  No securities were offered or sold pursuant to the Registration Statement.

We understand that, pursuant to Rule 477(b), this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies Triumph that the application for withdrawal will not be granted.

Should you have any questions regarding this matter or if withdrawal of the S-3 Registration Statement will not be granted, please contact the undersigned at (610) 251-1005 or Gerald J. Guarcini at Ballard Spahr Andrews & Ingersoll, LLP, counsel to the Registrant, at (215) 864-8625.

Sincerely,

Triumph Group, Inc.

By:	/s/ John B. Wright, II
John B. Wright, II
Vice President, General Counsel and Secretary